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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                              ____________________
                         Transnational Industries, Inc.
                                (Name of Issuer)

                         Transnational Industries, Inc.
                       (Name of Person Filing Statement)

                Series B Cumulative Convertible Preferred Stock,
                           $0.01 par value per share
                         (Title of Class of Securities)
                   (Cusip Number of Class of Securities:N/A)
                              ___________________

                               Mr. Paul L. Dailey
                Secretary, Treasurer and Chief Financial Officer
                         Transnational Industries, Inc.
                              Post Office Box 198
                                  U.S. Route 1
                           Chadds Ford, Pennsylvania
                                (610) 459 - 5200
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                              ____________________
                                   Copies to:

                              David I. Albin, Esq.
                            Finn Dixon & Herling LLP
                              One Landmark Square
                          Stamford, Connecticut  06901
                                (203) 325 - 5000
                              ____________________
                               September 26, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


                           CALCULATION OF FILING FEE
================================================================================
 Transaction Valuation*                                 Amount of Filing Fee
--------------------------------------------------------------------------------
        $759,730                                                $151.95
================================================================================


     *Estimated for purposes of calculating the amount of the filing fee only. Pursuant to an exchange offer, Transnational Industries, Inc. (the "Company") is offering to exchange 125 shares of its common stock, $0.20 par value per share (the "Common Stock"), for each outstanding share of the Company's Series B Cumulative Convertible Preferred Stock, $.0.01 par value per share (the "Preferred Stock"). Pursuant to Rule 0-11, the transaction value equals the market value per share of Preferred Stock (equal to $435.625, the book value of one share of the Preferred Stock as of the date hereof) multiplied by 1,744, representing the number of outstanding shares of Preferred Stock.

[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  N/A
               Form or Registration No.:  N/A
               Filing Party:  N/A
               Date Filed:  N/A

                               EXPLANATORY NOTE

     This Schedule 13E-4 relates to the Series B Cumulative Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), of the Company, which is the only series of the Company's preferred stock that is currently outstanding. The Company is offering (the "Exchange Offer") the holders of the Preferred Stock the opportunity to exchange each share of Preferred Stock for 125 shares of the Company's Common Stock, $0.20 par value per share (the "Common Stock"), upon the terms and subject to the conditions set forth in the Exchange Offer and related Letter of Transmittal. Copies of the Exchange Offer and the Letter of Transmittal, among other documents, have been filed by the Company as Exhibits to this Issuer Tender Offer Statement on
Schedule 13E-4 (this "Statement").

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer is Transnational Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at Post Office Box 198, U.S. Route 1, Chadds Ford, Pennsylvania 19317.

     (b) The class of equity securities to which this Statement relates is the Preferred Stock. As of the date hereof, 1,744 shares of Preferred Stock were outstanding. The consideration offered to be exchanged for each share of Preferred Stock consists of 125 shares of Common Stock. An aggregate of 1058 shares of the Preferred Stock are owned by affiliates of the Company, including certain of its officers and directors. The Exchange Offer is applicable to such affiliates on terms that are identical in all respects to the terms offered to non-affiliates. The Company has not polled such affiliates on whether they intend to accept the Exchange Offer.

     (c)  No established trading market currently exists for the Preferred
Stock.

     (d)  Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration to be paid by the Company to the holders of Preferred Stock in the Exchange Offer (assuming the full subscription therefor) consists of an aggregate of 218,000 newly issued shares of Common Stock. All of such shares of Common Stock are currently authorized and unissued.

     (b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in "PURPOSE AND BACKGROUND OF THE EXCHANGE OFFER" of the Exchange Offer is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company is not employing or retaining to be compensated any persons to make solicitations or recommendations in connection with the Exchange Offer. However, certain of the Company's directors and officers may make solicitations and/or recommendations in connection with the Exchange Offer as part of their normal duties and without receiving additional consideration therefor.

ITEM 7.  FINANCIAL INFORMATION.

     (a) - (b)(i) The information set forth in Exhibits (g)(1) and (g)(2) are incorporated herein by reference. (ii) The following tables set forth pro forma consolidated statements of operations, earnings per share and ratio of earnings to fixed charges of the Company for the six months ended July 31, 1997 and for the year ended January 31, 1997, adjusted for the exchange of 218,000 shares of the Company's authorized but unissued Common Stock for all 1,744 issued and outstanding shares of Preferred Stock pursuant to the Exchange Offer.

                        TRANSNATIONAL INDUSTRIES, INC.
              PRO-FORMA (1) CONSOLIDATED STATEMENT OF OPERATIONS
               (dollars in thousands, except for per share data)

                                                   For the        For the Six
                                                  Year Ended     Months Ended
                                               January 31, 1997  July 31, 1997
                                               ----------------  -------------

REVENUES                                               $  6,842       $  4,085

  Cost of sales                                           4,737          2,917
                                                       --------       --------

GROSS MARGIN                                              2,105          1,168

  Selling expenses                                          543            267
  Research and development                                  415            219
  General and administrative expenses                       736            377
                                                       --------       --------

                                                          1,694            863

OPERATING INCOME                                            411            305

  Interest expense                                          132             60
                                                       --------       --------

INCOME BEFORE PROVISION FOR
  INCOME TAXES                                              279            245

  Provisions for income taxes                                 6             14
                                                       --------       --------

NET INCOME BEFORE EXTRAORDINARY
  ITEM                                                      273            231

EXTRAORDINARY GAIN ON ELIMINATION
  OF DEBT                                                     -            345
                                                       --------       --------

NET INCOME                                             $    273       $    576
                                                       --------       --------

INCOME PER COMMON SHARE:
  Before extraordinary item                                 .52            .44
  Extraordinary gain on elimination of debt                   -            .66

Net income applicable to common share                      $.52       $   1.10
                                                       ========       ========

Weighted average number of common shares
  outstanding                                           524,220        524,220
                                                       ========       ========

(1) The pro-forma earnings per share calculation reflects an adjustment for two items as of the first day of all periods presented. Those items are the exchange of all of the Preferred Stock (1,744 shares) for 218,000 shares of Common Stock as described in this Exchange Offer and the retirement of a stock subscription warrant (representing 109,913 common shares) pursuant to the June 12, 1997 debt refinancing.

                         TRANSNATIONAL INDUSTRIES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (dollars in thousands)

                                 For the Year            For the Six Months
                               Ended January 31,           Ended July 31,
                               -----------------         ----------------
                               1997        1996          1997       1996
                               -----      ------         -----      ----

EARNINGS:
  Income before taxes and      $ 279       $ 198         $ 245    $ 125
  extraordinary item

ADJUSTMENTS:
  Fixed charges, as below        230         243           117      125
                               -----       -----         -----    -----

EARNINGS, AS ADJUSTED          $ 509       $ 441         $ 362    $ 250
                               =====       =====         =====    =====

FIXED CHARGES:
  Interest on indebtedness,
    expensed or capitalized      150         163            77       85

  Portion of rent expense
    representative of the
    interest factor               80          80            40       40
                               -----       -----         -----    -----

  Total fixed charges          $ 230       $ 243         $ 117    $ 125
                               =====       =====         =====    =====

RATIO OF EARNINGS TO
  FIXED CHARGES                 2.21        1.81          3.09     2.00
                               =====       =====         =====    =====

ITEM 8.  ADDITIONAL INFORMATION.

          (a)  None.

          (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer, other than (i) compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (including, without limitation, Rule 13e-4), and (ii) the requirements of applicable state securities or "Blue Sky" laws.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(1)  Exchange Offer, dated September 26, 1997.

          (a)(2)  Letter of Transmittal.

          (b)     Not applicable.

          (c)     Not applicable.

          (d)     Not applicable.

          (e)     Not applicable.

          (f)     Not applicable.

          (g)(1) The Company's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1997 (incorporated by reference to Securities and Exchange Paul L. BaileyCommission File No. 0-14835).

          (g)(2) The Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1997 (incorporated by reference to Securities and Exchange Commission File No. 0-14835).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    TRANSNATIONAL INDUSTRIES, INC.



                                    By: /S/ Paul L. Bailey
                                       ---------------------------
                                         Name: Paul L. Bailey
                                         Title: Secretary, Treasurer and
                                                 Chief Financial Officer



Dated:  September 24, 1997

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